                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

       The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:  PIMCO Diversified Income Fund

Address of Principal Business Office:
       c/o PIMCO Advisors Fund Management LLC
       1345 Avenue of the Americas
       New York, New York 10105

Telephone Number: (212) 739-3369

Name and address of agent for service of process:
       Newton B. Schott, Jr.
       c/o PIMCO Advisors Distributors LLC
       2187 Atlantic Street
       Stamford, Connecticut 06902

Check Appropriate Box:

       Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

       Yes [X]           No [_]

                                   SIGNATURES

       A copy of the Agreement and Declaration of Trust of PIMCO Diversified Income Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 23rd day of May, 2003.




Attest: /s/ Lawrence Altadonna             By: /s/ Brian S. Shlissel
        ----------------------------           ---------------------------------
          Name: Lawrence Altadonna             Name: Brian S. Shlissel
          Title: Treasurer                     Title: President and Sole Trustee

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